                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  -------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER  1-14130
                      -----------

             A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW: MSC INDUSTRIAL DIRECT 401(K) PLAN (FORMERLY SID TOOL SAVINGS PLAN)

             B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: MSC INDUSTRIAL DIRECT CO., INC., 75 MAXESS ROAD, MELVILLE, NEW YORK 11747

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506







MSC INDUSTRIAL DIRECT 401(K) PLAN (FORMERLY SID TOOL SAVINGS PLAN)



FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001 AND YEAR ENDED DECEMBER 31, 2002

WITH REPORT OF INDEPENDENT AUDITORS

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506




MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2002 AND 2001 AND YEAR ENDED DECEMBER 31, 2002


                                                                                           Page(s)
                                                                                           -------
Report of Independent Auditors                                                                1

Financial Statements
  Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001            2

  Statement of Changes in Net Assets Available for Benefits for the Year Ended
  December 31, 2002                                                                           3

Notes to Financial Statements                                                                 4-10

Supplemental Schedule
  Form 5500, Schedule H Line 4i- Schedule of Assets Held At End of Year                       11


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT AUDITORS


To the Plan Administrator and Trustee of the MSC Industrial Direct 401(K) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(K) Plan (formerly Sid Tool Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/ ERNST & YOUNG LLP



Melville, New York
May 23, 2003

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                            December 31,
                                                       2002             2001
                                                   ------------     ------------
ASSETS
Investments with custodian, at fair value          $ 39,028,966     $ 38,856,797

Receivables:
   Employer contribution, net of forfeitures             56,058           54,630
   Participant contributions                            203,343          198,800
   Participant loans                                  2,085,874        1,961,287
   Accrued income                                             -           14,253
                                                   ------------     ------------

Total receivables                                     2,345,275        2,228,970
                                                   ------------     ------------

Net assets available for benefits                  $ 41,374,241     $ 41,085,767
                                                   ============     ============




See accompanying notes.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002



Additions to net assets attributed to
     Investment (loss) income
       Net depreciation in fair value of investments           $  (5,190,956)
       Dividend, interest and loan income                            742,800
                                                               -------------
                                                                  (4,448,156)
     Contributions
       Participants                                                6,152,257
       Employer, net of forfeitures                                1,314,615
                                                               -------------
                                                                   7,466,872
                                                               -------------
Total additions                                                    3,018,716

Deductions from net assets attributed to:
     Benefits paid to participants                                 2,521,137
     Withdrawals, administration fees and other                      209,105
                                                               -------------
Total deductions                                                   2,730,242

Net increase                                                         288,474

Net assets available for benefits
  Beginning of year                                               41,085,767
                                                               -------------

  End of year                                                  $  41,374,241
                                                               =============




See accompanying notes.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN
   -------------------

The following description of the MSC Industrial Direct 401(K) Plan (formerly Sid Tool Savings Plan) (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan agreement.

General
-------

Effective January 1, 1989, Sid Tool Co., Inc., a wholly owned subsidiary of MSC Industrial Direct Co. Inc., (the "Company") adopted the Sid Tool Co., Inc. Employee 401(k) Savings Plan (the "401(k) Plan") for the benefit of its employees ("associates"). Effective September 1993, the 401(k) Plan and the Sid Tool Co., Inc. Profit Sharing Plan merged into the Sid Tool Savings Plan. The Plan is a continuation of the 401(k) Plan. Upon completion of the merger, all assets of both plans were transferred to the Plan. The Plan is a defined contribution plan, covering all associates who meet certain age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On November 3, 2000, the Plan was amended to merge the Industrial Specialty Co., Inc. 401(k) Profit Sharing Plan of Industrial Specialty Co., Inc. ("Industrial Specialty") and the Corbin Corporation Profit Sharing and Savings Plan of Corbin Corporation ("Corbin"), with the Plan effective January 1, 2001. Industrial Specialty and Corbin are subsidiaries of the Company. The net assets available for benefits of the two benefit plans merged into the Plan as of January 1, 2001 were approximately $3,034,000.

The Plan was amended effective January 1, 2002, to comply with statutory requirements. Effective April 1, 2002, the Company changed the Plan's trustee/custodian, investment manager and record keeper to T.Rowe Price Trust Company, T.Rowe Price Investment Services, Inc. and T.Rowe Price Retirement Plan Services, Inc, respectively (collectively "T.Rowe Price" or "TRP"). All of the Plan's investments held by the Merrill Lynch Trust Company of New York ("ML") were transferred to T.Rowe Price. T. Rowe Price exercises responsibility over the administration, record keeping, investment management and custody of Plan assets.

In addition, effective April 1, 2002, upon approval of the board of directors of the Company, the Plan's name was changed to MSC Industrial Direct 401(k) Plan.

Eligibility
-----------

An associate is eligible for participation in the Plan on the first day of the month after completing one full calendar month of service, and must be eighteen years of age.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN (continued)
   -------------------------------

Contributions and Vesting
-------------------------

Participants may elect to contribute between 1% and 15% of their pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualifying plans. Participants are immediately vested in their contributions plus actual earnings thereon. The maximum annual contribution a participant could make into the Plan was $11,000 and $10,500 during 2002 and 2001, respectively, as established by the Internal Revenue Code (the "Code"). However, effective after January 1, 2002, eligible participants are permitted to make additional annual contributions as catch-up contributions. The maximum catch-up contributions an eligible participant could make to the Plan was $1,000 for 2002, as established by the Code.

The Company may make a discretionary matching contribution based on the participant's contributions. The Company may also make a discretionary profit sharing contribution to participants to be allocated in the same ratio as each participant's compensation bears to the total of such compensation of all eligible participants. In general, Participants must have completed 1,000 hours of service and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Participants vest in Company contributions as follows:

             Completed Years of Service        Vested Percentage
             --------------------------        -----------------
             less than 2                       0%
             2 but less than 3                 20%
             3 but less than 4                 40%
             4 but less than 5                 60%
             5 but less than 6                 80%
             6 or more                         100%

In 2002, the Company's discretionary matching contributions were $1,541,313 including the payment of the December 31, 2002 contribution receivable and the application of forfeitures of $ 226,698. There were no discretionary profit sharing contributions in 2002.

Participant Accounts
--------------------

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Forfeitures
-----------

Forfeited balances of terminated participants' non-vested employer contributions are used to reduce future employer discretionary matching contributions. Forfeitures accumulated during 2002 were $180,289, with a forfeiture balance of $296,570 as of December 31, 2002.

Participant Loans
-----------------

The Plan has a loan provision, which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is 50% of a participants' total vested account balance, not to exceed $50,000. The interest rate is

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN (continued)
   -------------------------------

established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2002 ranged from 5.75% to 10.5%. Interest paid by a participant on an outstanding loan is paid directly into the participant's account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant's principal residence. A participant can only have two loans outstanding from the Plan at any given time.

Payment of Benefits
-------------------

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a fixed period. For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Expenses
-------------

Expenses for recordkeeping, investment and other costs are paid by the Plan. Accounting fees are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

Basis of Accounting
-------------------

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States and are based upon data provided by the record keeper and/or custodian, adjusted for accruals for contributions receivable and excess contribution payments due to participants based on the results of ERISA limit testing.

Investments
-----------

The Plan's investments are stated at fair value, which equals the quoted market prices on the last business day of the Plan year. The shares of registered Investment Companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


3. INVESTMENTS
   -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                           -----------------
                                                           December 31, 2002
                                                           -----------------

     TRP PIMCO Total Return Fund                           $   3,735,528
     TRP Balanced Fund                                         2,333,213
     TRP Equity Income Fund                                    2,798,527
     TRP Equity Index Trust                                    3,791,891
     TRP Global Stock Fund                                     2,808,047
     TRP Growth Stock Fund                                     4,858,268
     TRP Stable Value Fund                                     9,326,720
     TRP Personal Strategy Fund                                3,709,558


                                                           -----------------
                                                           December 31, 2001
                                                           -----------------

     ML Equity Index Trust Class A                         $   5,312,717
     ML Retirement Preservation Trust                          6,625,904
     ML Fundamental Growth Fund Class A                        3,807,471
     Federated Bond Fund Class A                               3,273,726
     Oppenheimer Global Fund                                   3,446,414

     MFS Mass. Investors Trust Class A                         2,370,797
     ML Balanced Capital Fund Class A                          2,524,778


4. INVESTMENT OPTIONS
   ------------------

Participants may allocate their contributions into the Plan among the following 18 options effective April 1, 2002:

1) MSC Industrial Direct Inc. Class A Common Stock - The Plan Trustee will be permitted to acquire, with amounts directed by participants to be invested in the MSC Industrial Direct Co., Inc. Stock Fund, shares of Class A Common Stock ("Common Stock") directly from the Company.

   The Plan Trustee may acquire (sell) shares of Common Stock by purchasing (selling) such shares on the principal national securities exchange on which shares of Common Stock are traded on that date, and the cost of such shares will be the weighted average purchase price (weighted average sale price) paid by the Plan Trustee during a day. The price includes commissions incurred in the purchase or sale. Alternatively, the Plan Trustee may acquire shares of Common Stock directly from the Company. If acquired directly from the Company, the cost of the shares of Common Stock will be the average of the high and low of the Common Stock as traded on the principal national securities exchange on which such shares are traded on the date issued by the Company. The Plan Trustee may acquire shares of Common Stock in a single purchase or over time, as they determine in their sole discretion.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


4. INVESTMENT OPTIONS (CONTINUED)
   ------------------

   If circumstances so require, the Plan Trustee may suspend the purchase and sale of shares of Common Stock. Such suspension will last until the Plan Trustee determines that the circumstances causing the suspension have ceased to exist.

   The value of the MSC Industrial Direct Co., Inc. Stock Fund is subject to fluctuation in the market price of the shares of Common Stock. There is no guarantee of investment performance. Likewise, there is no guarantee that the Company will pay dividends in the future. The fair market value of the shares of Common Stock will be equal to the closing price of the Common Stock as reported on the principal national securities exchange on which such shares are traded on the date of valuation.

2) TRP Personal Strategy Funds - Offers a one-step mix of investments in just one fund. Each fund is a diversified mix of investments designed to satisfy a specific goal - growth, a balance of growth and income, or income, by utilizing different percentages of asset classes based on risk.

3) PIMCO Total Return Fund - Seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

4) TRP Balanced Fund - Seeks capital appreciation and current income consistent with preservation of capital. The fund invests approximately 60% of assets in common stocks and maintains at least 25% of assets in senior fixed-income securities. The fund may invest up to 25% of assets in foreign securities, and up to 20% in mortgage-backed securities. It may also invest up to 10% of assets in debt rated below investment-grade.

5) TRP Equity Income Fund - Seeks dividend income and potential for capital appreciation. The fund invests at least 65% of assets in income-producing common stocks. In evaluating a security, the advisor considers the yield and prospects for earnings and dividend growth, the relative valuation of the security, and the overall competitive and financial strength of the company. The fund may invest up to 25% of assets in foreign securities.

6) TRP Equity Index Trust - Seeks long term capital appreciation by investing primarily in common stocks. Specifically, the Trust seeks to replicate the total return of the U.S. equity market as represented by the Standard & Poor's Stock Index.

7) TRP Global Stock Fund - Seeks long-term capital growth. The fund invests primarily in common stocks of established large and mid-sized companies. It may invest in developed, newly industrialized, and emerging markets. The fund normally maintains investments in at least five countries, one of which will be the United States. It may also invest up to 35% of assets in securities other than common stocks, including convertibles, preferred stocks, and corporate and government debt securities.

8) TRP Growth Stock Fund - Seeks long term growth of capital and income is secondary. The fund invests primarily in dividend-paying common stocks of well-established growth companies. Management seeks companies with above-average growth rates, or that can maintain earnings momentum during economic downturns, or that occupy a lucrative market niche. In addition, dividends should rise in line with long-term earnings growth. The fund may invest up to 30% of assets in foreign securities. It may also write covered call options on up to 25% of assets.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506



       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


4.  INVESTMENT OPTIONS (CONTINUED)
    ------------------

9) TRP International Stock Fund - Seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks of established non-U.S. issuers. It may invest the balance of assets in preferred stocks, warrants, convertibles, and/or debt securities. The fund typically maintains investments in at least three foreign countries, and it may invest in both industrialized and developing countries.

10) TRP Media and Telecommunications Fund - Seeks long-term growth of capital. The fund normally invests at least 80% of assets in common stocks of companies engaged in any facet of media and telecommunications. It invests a minimum of 65% of assets in securities of U.S. companies; it may invest in foreign securities without limitation. The fund may also purchase up to 20% of assets in debt securities of media and telecommunications companies that have potential for capital appreciation. Management uses a fundamental bottoms-up approach to select stocks, focusing on mid- to large-capitalization companies.

11) TRP Small-Cap Stock Fund - Seeks long-term growth of capital. The fund normally invests at least 65% of total assets in stocks of small companies. While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures, and options. Management focuses on securities of companies that it believes offer superior earnings growth or are undervalued based on various valuation measures.

12) TRP Stable Value Common Trust Fund - Seeks to provide maximum current income while maintaining stability of principal. The trust will invest primarily in GIC's, BIC's, and SIC's that meet quality and credit standards. The trust seeks to reduce risk through diversification of issuer and maturity and through credit analysis. From time to time, the trust may invest in other investment contracts or income-producing instruments such as a group annuity contracts.

13) Janus Growth and Income Fund - Seeks long-term growth of capital and current income. The fund invests in any combination of equity and fixed-income securities, provided that at least 25% of assets are maintained in securities selected for their growth potential, and at least 25% of assets are invested in securities selected for current income. The fixed -income portion consists primarily of investment-grade debt, though it may hold up to 35% of assets in debt rated below BBB. The fund may invest without limit in foreign securities. It may engage in options and futures strategies.

14) Invesco Small Company Growth Fund - Seeks long-term growth of capital. The fund normally invests at least 65% of assets in equities of companies with market capitalization of less than $1billion. Management typically selects under-valued companies it judges to have the potential for accelerating earnings growth resulting from management changes, rapid sales growth, or new products. The fund may invest up to 25% of assets in foreign securities; ADR's are not subject to this limitation.

15) TRP Mid-Cap Value Fund - Seeks long-term capital appreciation. The fund normally invests at least 65% of assets in companies whose market capitalization falls between $300 million and $5 billion. It invests primarily in U.S. common stocks, but it may also purchase foreign stocks, convertibles, and warrants. The advisor takes a value investment approach, seeking issuers whose stock prices are low in relation to their real worth or future prospects.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


       MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002


4.  INVESTMENT OPTIONS (CONTINUED)
    -------------------

    To select securities, the advisor evaluates criteria such as P/E, price/book, and price/cash-flow ratios; dividend yields; undervalued assets; and restructuring opportunities. The fund may also invest in futures and options.

16) TRP Value Fund - Seeks long-term capital appreciation and income is secondary. The fund normally invests at least 65% of assets in equities that management believes to be undervalued. It invests primarily in large-company issues; yet it may also invest a portion of assets in smaller issues as well as convertibles and bonds, including municipals, and up to 10% of assets in non-investment-grade debt. Management looks at price/earnings and price/book ratios, dividend yield, price/cash flow, undervalued assets, and restructuring opportunities in the selection of securities.

17) TRP Mid-Cap Growth Fund - Seeks long-term capital appreciation. The fund invests at least 80% of the assets in a diversified portfolio of common stocks of mid-cap companies whose earnings are expected to grow faster than the average company.

18) Tradelink Investments - An optional brokerage account that offers participants the ability to diversify investments through the purchase of individual stocks, bonds, and other securities plus thousands of mutual funds from many well-known fund families. This service is designed for participants who have experience and confidence in their own investing abilities and these transactions are subject to fees and commissions.

5.  INCOME TAX STATUS
    -----------------

The Plan has received an opinion letter from the Internal Revenue Service dated January 11, 1995, stating that the written form of the plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.  RELATED PARTY TRANSACTIONS
    --------------------------

Certain Plan investments are shares of mutual funds managed by TRP. TRP is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $15,448 for the year ended December 31, 2002. In addition, accounting fees, which are not material, are paid by the Company.

7.  PLAN TERMINATION
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.

                                                                PLAN NUMBER: 003
                                                            PLAN EIN: 13-5526506


MSC INDUSTRIAL DIRECT 401(K) PLAN (formerly Sid Tool Savings Plan)

FORM 5500 - SCHEDULE H LINE 4I: SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2002

Identity of Issuer       Description                                                     Cost           Current Value
------------------       ---------------------------------------------------          ----------        -------------
T. Rowe Price *          MSC Industrial Direct Co. Inc. Class A Common Stock          $1,561,260        $   1,747,390
T. Rowe Price *          PIMCO Total Return Fund                                       3,676,971            3,735,528
T. Rowe Price *          TRP Balanced Fund                                             2,604,528            2,333,213
T. Rowe Price *          TRP Equity Income Fund                                        3,370,459            2,798,527
T. Rowe Price *          TRP Equity Index Trust                                        4,756,942            3,791,891
T. Rowe Price *          TRP Global Stock Fund                                         3,456,042            2,808,047
T. Rowe Price *          TRP Growth Stock Fund                                         6,037,556            4,858,268
T. Rowe Price *          TRP International Stock Fund                                    605,920              496,190
T. Rowe Price *          TRP Media & Telecommunications                                1,098,279              913,433
T. Rowe Price *          TRP Small Cap Stock Fund                                      1,150,150              973,175
T. Rowe Price *          TRP Stable Value Fund                                         9,326,720            9,326,720
T. Rowe Price *          Janus Growth and Income Fund                                    266,383              227,365
T. Rowe Price *          Invesco Small Company Growth                                     16,751               16,065
T. Rowe Price *          Mid Cap Value Fund                                            1,078,063              940,304
T. Rowe Price *          Value Fund                                                      209,683              180,686
T. Rowe Price *          Mid Cap Growth Fund                                             135,387              118,519
T. Rowe Price *          Personal Strategy                                             4,134,239            3,709,558
T. Rowe Price *          Tradelink Investments                                            54,082               54,082
T. Rowe Price *          Cash                                                                  5                    5
Participant Loans        5.75% - 10.5%                                                      ----            2,085,874
                                                                                                        -------------
                                                                                                        $  41,114,840


*  Parties-in-interest



This schedule should be read in conjunction with the accompanying financial statements and notes thereto.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




MSC INDUSTRIAL DIRECT 401(K) PLAN




Date: June 27, 2003
                                                     /s/ Barbara Schwartz
                                                     --------------------------
                                                     Barbara Schwartz
                                                     Plan Administrator